Filed by The Charles Schwab Corporation

(Commission File No.: 001-09700)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TD Ameritrade Holding Corporation

(Commission File No.: 001-35509)

TD Ameritrade Associates,

Now that we’ve formally kicked off planning for the integration of our two companies, I would like to take a moment of your time to introduce myself and, on behalf of everyone at Charles Schwab, to share our excitement about the opportunity to join forces with TD Ameritrade after closing to do even greater things for the investors and investment advisors we both so proudly serve.

I’ve heard from many of my Schwab colleagues who attended the recent integration planning kick-off meeting in Westlake, TX, and everyone has shared how impressed they were by the generosity and thoughtfulness of the TD Ameritrade leaders who attended the meetings. It was an important opportunity for our teams to get to know each other and to better understand the cultures and strengths of both companies, and as we continue the discussions, we are developing an even deeper appreciation for how you serve your clients. Everyone at Schwab has long admired your company’s client advocacy and heritage of innovation, and as we’ve spent time with your leaders over the past several weeks, it’s clearer than ever how alike we are and how much we share a passion for doing what’s right for our clients.

My history at Schwab dates back to 1992, when the retirement plan recordkeeper I founded in 1983, The Hampton Company, became a client of Schwab, eventually growing into one of its largest institutional clients. When Schwab wanted to enter the 401(k) business more directly in 1995, it acquired my company. So as someone who joined Schwab by acquisition, I can appreciate the questions that many of you have about what the future holds. Our integration planning teams are doing the hard work needed to begin answering many of your questions, but we’re still in the very early stages of planning. And as you know, our proposed deal is also under extended review by the government and still subject to approval by our respective stockholders. Until we receive those approvals, we have a limited ability to exchange and share information. But I know from my conversations with Steve and other senior leaders, it’s important to you that we share what we can, as soon as we can, and we are committed to doing so. In the next month, I’m planning to visit a couple of your major locations to learn more from you. I encourage you to ask questions, the tough questions, the questions you ask among yourselves. For some I won’t yet have answers. But what you will hopefully see is that I will be forthright, transparent and honest in responding. These are the same values I look for and expect in colleagues and executives at Schwab. As the year unfolds, you can expect to see and hear more from me and other Schwab leaders through site visits and other means. Whenever we can, we’ll take the opportunity to introduce ourselves either informally or in scheduled get-togethers.

It’s an honor and a privilege to lead a company like Schwab - something I never expected to do back when I was struggling in my early 20’s trying to build my own firm - and all of us at Schwab approach the opportunity ahead of us with the same sense of sincerity, responsibility, and humility. At Schwab, we believe the most important job of a leader is to serve - to serve our clients, our employees, our stockholders and our communities. I look forward to learning more from all of you about how we can best plan to bring our two great companies together.

Walt

Important Information About the Transaction and Where to Find it

In connection with the proposed transaction between The Charles Schwab Corporation (“Schwab”) and TD Ameritrade Holding Corporation (“TD Ameritrade”), Schwab and TD Ameritrade will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Schwab registration statement on Form S-4 that will include a joint proxy statement of Schwab and TD Ameritrade that also constitutes a prospectus of Schwab, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Schwab and TD Ameritrade. INVESTORS AND SECURITY HOLDERS OF SCHWAB AND TD AMERITRADE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Schwab or TD Ameritrade through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Schwab or TD Ameritrade at the following:

The Charles Schwab Corporation	TD Ameritrade Holding Corporation
211 Main Street	200 South 108th Avenue
San Francisco, CA 94105	Omaha, Nebraska 68154
Attention: Investor Relations	Attention: Investor Relations
(415) 667-7000	(800) 669-3900
investor.relations@schwab.com

Schwab, TD Ameritrade, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and executive officers of Schwab, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Schwab’s Form 10-K for the year ended December 31, 2018, its proxy statement filed on March 29, 2019, and other documents subsequently filed by Schwab with the SEC. Information regarding the directors and executive officers of TD Ameritrade, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in TD Ameritrade’s Form 10-K and Form 10-K/A for the year ended September 30, 2019, and other documents subsequently filed by TD Ameritrade with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.